Filed by JWC Acquisition Corp.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12

under the Securities Exchange Act of 1934
Subject Company: JWC Acquisition Corp.
Commission File Number: 000-54202

Set forth below is the transcript from an investor conference call hosted by JWC Acquisition Corp. (the “Company”) and The Tile Shop, LLC (“The Tile Shop”) on June 27, 2012 at 10:00 a.m. Eastern Time (ET) to discuss the transaction (the “Business Combination”) contemplated by the Contribution and Merger Agreement, dated June 27, 2012, by and among the Company, The Tile Shop, Tile Shop Holdings, Inc. (“TS Holdings”), Tile Shop Merger Sub, Inc. and the other parties named therein (the “Contribution and Merger Agreement”).

Additional Information About the Transaction and Where to Find It

TS Holdings intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of the Company in connection with the proposed Business Combination. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about The Tile Shop, TS Holdings, the Company and the proposed business combination. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC's Internet site at http://www.sec.gov or by directing a request to: JWC Acquisition Corp., Bay Colony Corporate Center - North Entrance, 1000 Winter Street - Suite 4300, Waltham, Massachusetts 02451, tel. (617) 753-1100, Attention: Jeffrey J. Teschke.

Participants in the Transaction

The Company and its directors and officers may be deemed participants in the solicitation of proxies to the Company’s stockholders with respect to the transaction. A list of the names of those directors and officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC, and will also be contained in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the proposed business combination) when available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act may include “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Contribution and Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company, The Tile Shop, TS Holdings or others following announcement of the Contribution and Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (5) the risk that the proposed business combination would disrupt current plans and operations as a result of the announcement and consummation of the Business Combination described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that TS Holdings, The Tile Shop or the Company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in filings with the SEC by the Company or TS Holdings.

Investors are referred to the most recent reports filed with the SEC by the Company. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TRANSCRIPT OF JUNE 27, 2012 INVESTOR CONFERENCE CALL

Operator: Good day and welcome to The Tile Shop/JWC Acquisition Corp. Conference. Today's conference is being recorded. If anyone has trouble viewing the video or web presentation, it is posted at www.tileshop.com under the Investor section. At this time I would like to turn the conference over to Mr. Bill Watts. Please go ahead, sir.

Bill Watts: All right, thank you and good morning. This is Bill Watts. I am going to be the Chairman of this Company and we’re going to try to do our best here this morning to explain to you why we think it’s a unique combination here.

I’m here with Bob Rucker. Bob is the Founder and the CEO of The Tile Shop, as well as Carl Randazzo. Carl is the Senior VP of the retail side of the business, and between the three of us, we’re going to walk through the presentation that’s posted online.

Before we do, since we’re assuming that most of you have probably not been in one of the stores, we thought it might be helpful to show you a quick, and it’s a three minute video here, to give you some sense for what these stores are all about. So if we could please run through that video.

*      *      *

(Video Presentation)

“The TILE SHOP Investor” Video Version 3

1. The Tile Shop is a Leading Specialty Retailer of High-Quality Home Tiles,

Related Flooring Products, Accessories, tools and adhesives...

2. The Tile Shop was started in 1985 by Robert Rucker...opening the 1st store in Rochester, Minnesota

3. The Tile Shop currently has 62 stores in the US...

and planned over the next 3 years, The Tile Shop is expanding in the north-east, south-east, south-west and Canada

4. What really sets The Tile Shop Apart from other retailers are its display showrooms, inspirational designs, helpful trained staff of experts and design consultants.

5. Other retailers carry a limited selection of tiles to choose from, but at Tile Shop we pride ourselves in our huge selection of stone and tile products that are readily available for our customers.

6. Tile Shop has people “on the ground” in some 17 countries worldwide...

7. Always looking for new and unique products of the Finest Quality...

8. Tile Shop handles its products “All The Way”...from the countries of Origin to our Showrooms ...

This Helps keep costs down.

9. The average Tile Shop Display Showroom is over 23,000 square feet (large).

10. The Layout and Style of the “Tile Shop Showrooms” are specially designed to create the most interaction and decision making happen, before the customer reaches the sales counter.

11. Each store averages over 50 “Vignettes” or display-rooms, to help illustrate inspirational designs and unique product combinations.

12. These “Vignettes” are what really keep the customers excited and creatively occupied, while providing the salesperson with a maximum of sales opportunities...

13. One of the Tile Shop’s innovative packaging concepts are “Tile Systems”

14. The “systems” package all the necessary components and pieces in any given “family-of-stone” or ceramics into one simple “kit”...

15. Tile Shop currently Employs over 500 salespeople in their over 60 Showroom-Stores nationwide

16. There are currently only 4 people in Key-Management positions...

and 35 in its corporate offices.

17. Our Trained and Motivated Sales team along with our showroom design layout are what really set Tile Shop apart from the “Big Box” stores

18. The Tile Shop maintains it’s relations with builders, contractors and designers...

but really strives to satisfy the average-household and “Do-It-Yourself” crowd that make up a significant portion of this industry.

19. The Tile Shop hosts several “DIY” or “Do-it-Yourself” project-classes in-store on the weekends....

at no charge to the customer.

20. The Tile Shop looks forward to providing “sound and creative” business opportunities... now and in future marketplaces.

21. Tile Shop...Design, Imagine and Create.

*      *      *

We thought that would give you a little bit of grounding on the stores itself, and before we launch into the presentation we’re going to go through the normal boilerplate disclaimer slide, so we’ll roll through those, and then go right to Page 4, which is the agenda. And we’ll get through this expeditiously so you hopefully have some—enough information to understand our story.

Let’s go to Page 5. On Page 5, again, overview. Obviously from the video this Company sells tile and it does it exceptionally well. We think uniquely, in fact, and we’ll try to convince you why. The Company offers 4,000 products including roughly 1,400 different types of tile. It is the true specialty store of the category. This stores, as we said in the video, are approximately 23,000 feet and to just ground it for you, in 2011 the Company had $153 million worth of revenue and EBITDA of 43 million or 28% margins, and I’m going to come back and hit on this margin again because we think it’s in the elite category for specialty retailers.

Flip over to Page 6, and let me give you my perspective. For those of you who don’t know me, I was the CEO of GNC in the 1990s during which time that Company went from approximately 1,100 stores when I took it over in the early ’90s to over 5,000. So I have direct, hands-on experience with a high growth specialty retailer. Since leaving GNC I’ve been with the J.W. Childs organization and have directly participated in all of our specialty retailer investments at that group, including companies that you’ll recognize, like Bass Pro, Murray’s Auto Parts, Equinox Health and Fitness Centers, Brookstone, and most recently, Mattress Firm, which just came public, of which I am the Chairman.

The point of all that is that I have a lot of experience working with specialty retail growth concepts. And when I look back and try to figure out what are the common characteristics, I want to just highlight them for you and show you how these—this Company really sorts of fits right into the—into the sweet spot.

The first thing you have to do to make these specialty growth situations work is you got to have the right mousetrap; meaning, the store itself. And this Company has evolved over 27 years and what Bob and his team have put together, and again the video doesn’t do it justice; it is really a unique showroom. If you're in the market for tile you go to these stores, it will be obvious that you don’t need to go anywhere else. So the mousetrap is right, and you best validate that by same-store sales, you know, our customers, how do they respond to it. And I can tell you that this Company has consistently had positive same-store sales and has always dramatically outperformed the industry, and we’ll quantify that for you in just a minute.

The other thing you have to have to make these specialty retailers work besides the same-store sales is you got to be able to duplicate the second store, the fifth store, the twentieth store, and get very good returns on the incremental capital that it takes to open that store up. And when I define cost to open, I’m talking about furniture, fixture, leasehold, and inventory, all cash in to all cash out. In the case of this Company, this Company has historically, consistently achieved 40% returns on that aggregate investment in new stores. So again, it hits very highly on that metric.

The other thing as I mentioned earlier is the margins itself. When you’ve got a Company—when I first saw this book, 28% EBITDA margins, I mean, I was almost in disbelief. I’ve never in my career as an investor or running a retail company experienced a company with these kind of margins. And you know, it really is in the elite category. When we went back and actually did the research, the only other retailer that we’ve been able to find that sort of is in this same zip code is Lululemon. So when you start out with these kind of margins you just got a lot of room to do things and move the Company forward.

And the other point that I think that this Company has—again, I’m talking generically now—is a long-term runway. There’s a lot of low hanging fruit to grow this thing. We said in the press release, and Carl will reinforce later, that we expect to double this size of the Company in the next several years and we think that is eminently achievable.

Now, those are the generic points. Let me give you a couple more things that I think are unique to The Tile Shop itself. Yes, it has a very high EBITDA margins so you got to wonder, well, where does that leave the consumer. I can tell you emphatically that the value proposition that’s offered to the consumer is more than compelling. In fact, we get continual feedback, and I’ve been in the stores quite a bit over the last couple of months that there’s actually even room to raise prices up. And that’s a tribute to what Bob has done with his team in the sourcing. The sourcing is the real secret sauce and he’ll give you some detail on that in just a minute.

The other thing that’s the key to those margins is that everything—virtually everything—the Company sells is proprietary branded. We’re not selling other peoples’ tile, we’re going right to the mine, we’re getting the product produced, putting it under our own brand, and then selling it to the customer.

One more unique feature of this business is there’s no national competitor. Now, it’s a multibillion dollar industry, 3 to 4 billion at wholesale, probably close to 10 billion at retail. How many other categories can you think of where there is no national established chain. This category has that opportunity and we think this Company is uniquely positioned to take advantage of it.

Let me flip ahead now to Page 8 and show you some of the specifics to try to validate what I’ve just laid out for you. Same-store sales; this gives you seven year history of same-store sales up to and including year-to-date May of this year, and the Company not only has consistently had very strong and consistent same-store sales, but as you can see, it has dramatically out-performed the industry. And again, I think that is the strength of the retail format itself, which we tried to show you through the video.

Take a look at Page 9 and I said we’re going to, you know, attempt to—not attempt, we will more than double the size of this Company over the next several years, and while that is a—clearly a leap or a step forward in the rate of growth, this Company has consistently grown. You know, it’s been growing units at the rate of 13% compounded for a long period of time. They’ve already opened eight new stores, so year-to-date this year. We expect to get five more; a total of 13, and we’re expecting a minimum of 15 stores next year, and you’ll see that will continue to ramp.

Now, I mentioned about the average store economics. Take a look at Page 10, and we’re laying out for you here exactly what happens. You know, these stores cost basically 1.4 million and that’s all-in. That’s including inventory, furniture, fixture, leasehold, all the cash that it takes to open a store, and they’re generating on average, and this is based on actual stores opened in the last several years, about 1.9 million in volume year one. That grows with same-store sales to about 2.5 million by year three, and you know—when you, again, look at the margins that it generates, the cash-on-cash return aggregates to 40% annually and these leases tend to run 10 years with two five-year options. So this is kind of money in the bank every time you're opening up one of these stores, which is again why we’re so intrigued with the long-term potential for growth here.

Best-in-class margins on page 11, as I said. I mean, this absolutely blew me away. I mean, when I ran GNC, I had it up into the mid teens. Today that Company, it’s been exceptionally well run. It’s in the high teens with EBITDA margins. At Mattress Firm, where I said I’m the Chairman, we’ve taken that Company public. We’re in the low to mid teens. This Company is in the high 20s. I mean, it’s, again, almost unbelievable and it is directly attributable to the formula really that Bob and Carl and the team have developed, and a lot of it goes back to the sourcing. When you're going right to the mine, nobody between the retail customer and the producer of the product, you get extraordinary margins and still offer the consumer a dramatic value.

You know, talking about management, as I said, I’ve got Bob and Carl are here with me today. Joe Kinder, who is the other key guy in the management group, is back at the office. Joe is responsible for the back-end operation. As I mentioned earlier, I’ll be joining the Company as the Chairman. This Company also has a very distinguished outside board along with Bob and myself, four other board members with a lot of experience including one who was one of the founding team members at Staples on the original—when that first opened its first store. So we’ve got a lot of fire power that we think is going to be very beneficial to this Company’s growth potential.

On 13, you know, as an investor we know that you're going to have to look at the metrics and we thought we’d lay this out as best we could against other comparable, you know, high growth specialty retail companies and on virtually every metric this Company is in the top quartile if not the top decile of other comparable companies. You know, EBIT margins I spoke about, sales—long-term sales growth, and that will continue to accelerate as we ramp up these store expansions. And projected long-term earnings, you know, and I mean very long term, this Company has potential to continue to compound at 25% for as far as you can see.

The last point on Page 14 is the valuation, which as an investor clearly you’ve got to look at the valuation and we think that it, again, is compelling and is more than appropriate IPO kind of discount to the peer group here. If you look at from a P/E/G perspective, we’re sitting at 0.6. Now, that’s off of 2013, but that’s comparable to the other specialty growth retailers we’re showing here, and again, we think more than represent the adequate IPO discount. And then as a multiple of EBITDA this Company is coming out at 8 times off of next year. Again, we think more than competitive and compelling relative to other high growth specialty retailers.

And with that I’m going to turn it over to the guy that really created the formula, Bob Rucker, the Company’s Founder and CEO.

Bob Rucker: Thank you, Bill. Now let me take you through a bit more detail on how we built this organization and this Company from one store that I opened when I founded the Company 27 years ago.

Through the years we’ve utilized what we learned to build a world class destination specialty retailer of ceramic tile and stone and related products. From the 1990s we determined that we could begin to maximize our profitability by manufacturing our own materials and that vertical integration would become a critical component in our growth.

As we moved into the decade of the 2000s, we built a global sourcing platform that would enable us to truly differentiate the Company and our products from the competition. We constantly worked to refine and maximize the store footprint and to create a great experience for our customers. We want the customer to walk into our showroom and say, “Wow. We really don’t need to go anywhere else.” We have a one-stop solution for their project. We work hard to make sure we bring our products to life and create reasons for them to return. We’ve created an efficient distribution network to service our current 61 locations with the ability to add stores utilizing our infrastructure and network.

The critical components of this selling model center around the vertical integration of proprietary products showcased in stores that wow the customer. Through painstaking incrementalism and product development and showroom design, our stores bring our customers back again and again.

Okay, let’s turn to Slide 17. Ours is a vibrant industry. Ceramic tile and stone use is growing in America. Our customers want natural products and our business model has allowed us to out-perform the competition. The Tile Shop has proven to be not only recession resistant but grew and garnered market share in the tough times. Whereas the industry dipped after 2006 we continued to grow significantly in 2007 and ’08 and only dipped 2.3% in overall sales in 2009. Net income went from 1.4 million in 2006 to 29.7 million in 2010. Gross margin went from 68.1 to 73.3.

Moving on Slide 18. The Tile Shop is really peerless within the industry. What I think this slide truly represents is that we can and do provide something no other competitor does: a one-stop solution for the customer’s project, and we give them ideas for their next projects, which brings them back again and again. Each competitor may be able to provide some part of the project but no one else has been able to bring the resources and differentiate its product that our stores provide. We are able to bring everything to the table: very strong customer service, great product selection, very competitive pricing, pricing with high margins maintained, product developed and sourced very cost effectively, and the deepest backing position in the field.

Everyone has product, yet we have the complete solution brought to the customer through our vertically integrated proprietary sourcing. While others may say they have direct sourcing, most likely the relationship is through an agent. No one has built the relationships and knows the market like we do. That’s what 27 years of experience gives us.

We develop product lines that are raw material and engineer manufacturing capability in the field where the opportunity exists. We take on the capacity and mix of the manufacturer which affects our turns in inventory levels but pays us very well in profit margin.

As we turn to Slide 19, the evolution of the (inaudible) is apparent but what stands out are the unique products and our highly trained sales organization. Together, they provide a one-stop solution for the customer. We love to locate near the big boxes and hope the customer walks into those stores before ours. We are able to present ideas and bring a feeling of 'this is nothing like we've seen before.' We have evolved into a complete design solution for our customers. We offer a much larger assortment brought to life in beautiful room vignettes, explained by knowledge sales people. We have the products, we have the staffing, we have the service, we offer what the others do not, we offer extended store hours, we offer a liberal return policy that helps build customer loyalty, we offer ongoing education and design help.

Let's turn to Slide 20. We place larger specialized stores strategically in regional shopping areas to cater to the customer, the homeowner end user. We're a destination business, we draw customers from a very large radius. The customer walks in and feels that 'Wow!' factor that truly superior products and display bring. Before getting overwhelmed by the 'but where do I start?' syndrome, customers get swept up by one of our staff and are guided through the produce and displays.

Slides 22 -- 21 and 22 are all about product and presentation. Until (phon) the customer gets excited, there's no reason (inaudible) product -- project. They can live with what they have. Our job is to create that excitement. One way we accomplish this is through the presentation of up to 60 vignettes in each store to bring our products to life. We basically create rooms in our stores that truly help our customers generate new project ideas for their entire home. Here, the mystery is removed from design with unique and beautiful displays. As we've tried to demonstrate in our video and through pictures, we really have a unique manner in which we present our 1,400 tile selections. We also have the ability to provide all the related materials for a project, including installation accessories, and setting materials which we manufacture ourselves in our two operating plants. In all, we bring to market some 4,000 SKUs. We go to our market with private label products sourced from our global suppliers. Our branded product differentiates us and drives industry leading, high profitability and margins.

As we go to Slide 23, all that I've discussed so far is really about empowering our customer to have the confidence and the materials to do the project in their home. And not just one project. We have more than 50% repeat customers. With long time store managers and staff, we're able to educate and empower creativity the customer didn't even know they possessed.

Now, on Slide 24, let me speak a bit more about how our global sourcing efforts sets us apart. What we have learned over the past 27 years is that differentiating the Company in having a unique product provides numerous advantages that contribute to our industry-leading margins. For that matter, as Bill echoed earlier, our margins are at levels that have been unheard of except for preeminent (ph) retailers, like Lululemon. Our global sourcing effort provides us with the control of production and enables us to secure unique designs. Our customers will not see our design in competitor stores.

We have been doing this for a long time. Years ago we realized that by leaving Europe and looking beyond traditional sourcing channels, that for the most part provide commodity type products, we needed to head to Asia and other untapped locations to differentiate our products. Through these efforts, we've built deep, longstanding relationships with our biggest suppliers as we built our credibility early on by purchasing containers of products when we only had a few stores. While that was obviously tough in the beginning, that early decision has served us extremely well over the long run, as is evidenced by our outstanding margins.

We travel the world searching for unique product development opportunities. Produce design and manufacture is one of our core competencies. We create, design and production capabilities in remote corners of the world where the value exists. Incrementalism is key here. Every nuance is examined as cost is squeezed and design created for the marketplace. We do not merely follow the markets; we're able to create the market for our products.

Now, I'll pass it on to Carl who's going to talk about our people and our growth strategy.

Carl Randazzo: Thank you, Bob. I do have a long history with this company and it came from the ground-up. I actually started on the sales floor, I've managed many stores, and even had the opportunity to open up our first expansion store in the Chicago area. Today, I oversee the operations of all its retail stores, and marketing of the company and the online store, along with my team. The key is having worked in the stores because we really have a good sense of their needs and what we need to do to maximize the performance of the organization.

If I can get everybody to turn to Slide 26, which is at the soul of this company, our people. This is another big advantage to The Tile Shop offers. We have an outstanding, knowledge, skilled and motivated sales force. We feel it all starts at the beginning. We grew managers in-house. They come up through the ranks and earn the ability to grow as we grow. Our highly trained staff have their compensation tied to store level profitable. With our average project ticket approaching a thousand dollars, compensation is well above industry standards with the average store manager earning more than $100,000 and the average sales associates earning in excess of $50,000. As I said, we promote long (ph) and productive associates resulting in an 8 to 10% turnover rate per year. This provides huge continuity in our stores and for our customers. It helps us build a bond.

How many of us walked into big box contenders looking for help and rarely see the same person? No matter how many times we visit, their ability to help is quite limited. The Tile Shop prides itself on being able to serve our customer. Our customer is the end user. They have the desire to improve their homes room by room and our approach supports their efforts project by project. We have an ability to satisfy the customer with real time access to warehouse inventory and our merchandising efforts really enables our sales force to show (ph) and upsell. We also host ongoing training sessions for our customers which helps us strengthen the bond between The Tile Shop and the customer.

If you'd please go to Slide 27, and talk about our customer. The homeowner is our customer. They are the end user whose focus is on improving and customizing their home. And because we strive to guide our customer to a solution for their home, 50% of our revenue is driven by repeat customers.

Moving on to Slide 28, our sales strategy. Our average store size is 20,000 square feet, and our average store revenue is 3.1 million. Our sales strategy is three-pronged. Our website is one of the strongest in the industry because we are constantly improving the look and ease of navigation to drive customers into the stores. Secondly, we utilize local lifestyle magazines as an effective way to reach our end user. Another target in our sales strategy is the local contractor, whom we reach out to through direct mail. The bottom line of this strategy is to drive people into the store and wow them as they walk through the door.

Now, moving on to Slide 29. Let me talk to you about our growth strategy. Over the last 27 years we have opened 60 stores. We have also put into place an infrastructure and systems that will allow us to more than double the store count over the next several years. From a location perspective, we're going to continue to target areas with a minimum population of 400,000 people and a demographic that has a household income in excess of $65,000. Also, we like to be in close proximity to other home improvement centers as we have proven we've been able to outperform them.

From an expansion perspective, and as depicted on the map, we take a regional approach to locating the stores that complement the placements of our distribution centers. We typically locate stores up to 700 miles away from each DC. Utilizing this strategy, there's no need to saturate those markets, because we are a destination store.

If we can move on to Slide 30. Let me touch a little more on our growth plans. As we've stated, we plan to double our store count. As you can see from this chart, in previous years we've only opened three to five stores a year. This year we plan to open 13 stores. We already eight opened and five ready to go this fall with at least 15 slated for 2013. Lastly, our new stores typically provide a cash-on-cash return of 40% with a payback of a little over two and a half years.

Now, let me turn the call back over to Bill. He can give you more detail on the transaction.

Bill Watts: Thanks, Carl. Carl just made a point that I want to reemphasize. The fact that you don't have to saturate markets here is somewhat unique; you don't need it to get leveraged, you don't have to -- 'cause the company isn't really a heavy advertiser, the distribution centers, the logistics work very efficiently. So that really allows you to go at low hanging fruit, identify kind of where the optimal pockets of customers are and put stores accordingly, not forced to do a whole bunch in any given market at one time; thereby, again, giving you the runway to really move this route (ph) going forward.

Now let's get a -- let me just talk about the transaction briefly. If you go to Page 32 here, just a couple of quick points. This transaction should close, we expect to close in early August. We're going to be filing with the SEC any day now, and it's very close. We're ready to get that done. The company will be -- have some leverage but relatively low leverage; you know, a little over one times leverage off of current EBITDA. So plenty of cash to fund the current growth that we're talking about. And one thing I do want to call your attention to here is, as you know with the SPAC, the original investors have the ability, you know, to take their money back if they don't, for some reason, don't like the transaction. Well, I want to let you know that the sponsor, the people involved, the sellers and sponsor group, as well as the company, feel very strongly about this and we think it more than adequately backstops the transaction to ensure a closing. And here's what I mean by that. If there's, the first $15 million of redemptions from current SPAC shareholders, the company would literally buy the shares or retire them, and that's $15 million. Beyond that, the seller group would take an additional $25 million worth of stock, and less cash, to the degree there were further redemptions, and to the degree there are any redemptions exceeding 40 million, as you know, it's $125 million SPAC, you know, the next 15 million would be taken by the JW Child's partners. So we've got $55 million worth of backup here which we think goes a long way to ensuring that this deal's going to close.

Now take a look at Page 33, and I mentioned some of these metrics earlier, but the valuations we think are very appropriate for an IPO. Again, whether you look at it on P/E/G basis or you look at it as a multiple of EBITDA, we've given you the ownership table, and again, I want to point out that Bob, the Founder and CEO, is going to still own just a little bit less than 20% of the company, so he's got obviously a huge incentive to see this thing continue to prosper as we go forward.

If you look on Page 34, again, a little bit unusual in the SPAC. We are going to provide some forward guidance here, and you can see what's starting to happen. You know, Carl described it, in the current year the company expects to open or will get 13 stores opened. Eight of them are already done, so that looks like it's clearly going to happen. And at least 15 next year. You can see what's starting to happen to the revenue, and the EBITDA, as you start accelerating the store growth. So when we say that we expect to at least double the stores over the next several years, we will get that done and we think that is going to drive, as I said earlier, at least 25% net income growth for the foreseeable future.

That concludes our presentation. I thank you for taking the time to dial in. To the degree there is additional questions, your representatives from either Citi or the Telsey Advisory Group are going to be happy to answer those for you, and as there's always access back to the people at management here. So thank you for your time and that concludes our presentation.